Exhibit 99.111

Fire & Flower Announces Alimentation Couche-Tard’s Exercise of 10,505,779 Series A-2 Warrants

/NOT FOR DISSEMINATION INTHE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated December 2, 2020 to its short form base shelf prospectus and amended and restated base shelf prospectus dated November 24, 2020.

TORONTO, Dec. 21, 2020 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), today announced that 2707031 Ontario Inc., an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc., has exercised 10,505,779 Series A-2 common share purchase warrants of the Company (the “Warrants”) at an exercise price of $0.83 per Warrant for an aggregate subscription price of $8,719,796.57.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform connects consumers with cannabis products. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

Through the strategic investment of Alimentation Couche-Tard Inc., the Company has set its sights on the global expansion as new cannabis markets emerge.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948 ; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 21-DEC-20